UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 16, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 16, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-∙2114 www.grtbasin.com

  GREAT BASIN GOLD REPORTS GOOD PROGRESS ON BOTH ITS DEVELOPMENT PROJECTS

August 16, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces results for the second quarter of fiscal 2007.

The company continues to make good progress on both its development projects and released a Feasibility Study for its Hollister Project and an updated Feasibility Study for its Burnstone Project, both indicating robust returns. In addition our BEE agreement was finalised for the Burnstone Project and the mine was officially inaugurated by the Hon. Minister of Minerals, Minister Buyelwa Sonjica on 10 July 2007.

Great Basin Gold does not yet produce gold and, therefore, expenditure is mainly of a capital nature and directed at the construction of its growth projects. The Company incurred a loss of CAD$13.8 million (March '07 - CAD$6.7 million) before tax for the quarter ending June 30, 2007. Expenditures were mainly related to development activities at the Burnstone and Hollister projects, with operational and exploration costs of CAD$9.9 million. CAD$2.7 million was spent at Burnstone and CAD$7.0 million at Hollister.

The increase in expenditure at Hollister is in line with plan. At the time of acquiring Hecla's earned-in interest in February 2007, Hecla had completed all activities related to Phase I of the original schedule. As part of Phase II, GBG would have had to contribute 50% of all ongoing capital and operational expenditure. Following the acquisition of the Hecla portion, GBG incurs 100% of the expenditure for 100% of the benefit.

Burnstone Project

The Company continues to make good progress on the development of the decline at its Burnstone project in South Africa. As at 13 August 2007 the decline being developed to extract a 26 000 ton bulk sample has achieved 965 metres in linear length from the portal entrance with progress on schedule. Approximately 2 400 metres of development is required before a cross-cut to reef is to be developed. All inclusive metres developed to date which include muck bays and cubbies, amount to 1 240 metres.

Preparation with the ventilation system requirements for mining the bulk sample are on schedule. From surface the project to raise bore a 3.0m diameter ventilation shaft has commenced with curtain grouting being complete. The ventilation switchover is planned for mid-November.

The first borehole of the new Area 4 exploration programme has intersected Kimberley Reef at a depth of 1 163 metres below surface, and deflection holes are currently underway. This borehole is testing for depth and continuity of historic information. Results obtained will update the resource model. Area 4 is the depth extension of Area 1 and the plan is to mine any additional ounces through the planned established infrastructure.

Hollister Project

At Hollister, the increased expenditures were made related to the Stage II development of the project, the main areas of expenditure being once off costs associated with the purchase of underground mining equipment and a Mine Arc refuge chamber, as well as the continuation of the underground drilling program and trial mining to extract a bulk sample.

The second batch of 3,000 tons of underground ore is being stockpiled on surface and will be transported to Queenstake Resources for milling once the necessary transportation permits have been received.

The Company continued to enhance its management team at both Hollister and Burnstone with the appointment of Steve Konieczki (formerly with Newmont) as Chief Engineer and Dan Anderson (formerly with Barrick) as Environmental Manager at Hollister and Derick Botha as Engineering Manager (formerly with Gold Fields) at Burnstone.

For the period 1 April to 30 July 2007, approximately 19,192 feet of underground drilling had been completed. Excellent results have been achieved so far (News Release of July 9, 2007), and assays will continue to be made available on an ongoing basis.

During the past quarter 37 holes were completed and a summary table of these results will be posted on the Great Basin Gold web page (Table of Assay Results - Underground Drilling) within the next 2 days.

Highlights include:

-Hole HDB-140 intersected 1.4 ft (0.43 m) grading 0.54 oz/t (18.62 g/t) Au and 2.69 oz/t (92.40 g/t) Ag from 134.9-137.9 ft (41.1-42.0 m), and 8.5 ft (2.59 m) grading 0.32 oz/t (10.96 g/t) Au and 1.52 oz/t (52.04 g/t) Ag from 148.0-158.0 ft (45.1-48.2 m), and 1.2 ft (0.37 m) grading 1.59 oz/t (54.56 g/t) Au and 6.63 oz/t (227.12 g/t) Ag from 295.4-296.8 ft (90.0-90.5 m).

-Hole HDB-141 intersected 1.6 ft (0.49 m) grading 1.18 oz/t (40.49 g/t) Au and 0.80 oz/t (27.26 g/t) Ag from 151.2-153.0 ft (46.1-46.6 m), and 1.6 ft (0.49 m) grading 1.67 oz/t (57.26 g/t) Au and 15.53 oz/t (532.32 g/t) Ag from 255.6-257.7 ft (77.9-78.5m).

-Hole HDB-151 intersected 1.2 ft (0.37 m) grading 3.56 oz/t (121.91 g/t) Au and 10.27 oz/t (352.21 g/t) Ag from 252.0-253.5 ft (76.8-77.3 m).

-Hole HDB-157 intersected 3.0 ft (0.91 m) grading 0.98 oz/t (33.44 g/t) Au and 4.43 oz/t (152.05 g/t) Ag from 199.6-202.9 ft (60.8-61.8 m).

-Hole HDB-158 intersected 5.4 ft (1.65 m) grading 1.26 oz/t (43.14 g/t) Au and 25.08 oz/t (859.82 g/t) Ag from 192.8-198.2 ft (58.8-60.4 m), including 3.0 ft (0.91 m) grading 1.99 oz/t (68.16 g/t) Au and 44.40 oz/t (1,522.18 g/t) Ag from 192.8-195.8 ft (58.8-59.7 m). In addition, this hole intersected 6.4 ft (1.95 m) grading 2.44 oz/t (83.73 g/t) Au and 1.60 oz/t (54.76 g/t) Ag from 267.0-273.4 ft (81.4-83.3m), including 0.6 ft (0.18 m) grading 25.55 oz/t (875.97 g/t) Au and 10.24 oz/t (351.04 g/t) Ag from 272.8-273.4 ft (83.2-83.3m)). A third high grade interval was intersected: 8.6 ft (2.62 m) grading 1.21 oz/t (41.62 g/t) Au and 0.72 oz/t (24.79 g/t) Ag from 301.0-309.6 ft (91.7-94.4 m), including an interval of 2.0 ft (0.61 m) grading 4.68 oz/t (160.42 g/t) Au and 3.11 oz/t (106.48 g/t) Ag from 307.6-309.6 ft (93.8-94.4 m).

-Hole HDB-163 intersected 1.9 ft (0.58 m) grading 0.44 oz/t (15.2 g/t) Au from 197.5 ft - 199.8 ft 0.70m) and 7.4 ft (2.26 m) grading 0.91 oz/t (31.1 g/t) Au from 238.8 ft - 247.8 ft, including an intersection of 1.6 ft grading 2.20 oz/t (74.79 g/t) Au from 242.4 to 244.3 ft ( 0.58 m). A third vein includes 0.7 ft grading 0.36 oz/t (12.39 g/t) Au from 291.4 - 292.2 ft (0.24 m)

-Hole HDB-168 intersected 1.0 ft (0.3 m) grading 1.24 oz/t (43.35 g/t) Au and 6.73 oz/t (230.8 g/t) Ag from 263.1 - 264.8 ft (0.52 m)
-Hole HDB-171 intersected 1.0 ft (0.3 m) grading 13.54 oz/t (464.11 g/t)Au and 74.73 oz/t (2562.3 g/t) Ag from 237 - 238 ft (0.31 m)

-Hole HDB-182 intersected 2.4 ft (0.73 m) grading 1.11 oz/t (38.17 g/t) Au and 2.60 oz/t (89.16 g/t) Ag from 219.7 - 222.3 ft (0.79 m)
-Hole HDB-175 intersected 0.8 ft (0.24 m) grading 1.31 oz/t (44.91 g/t) Au and 6.16 oz/t (211.35 g/t) Ag from 27.2-28.0 ft (8.3-8.5 m), and 4.0 ft (1.22 m) grading 2.95 oz/t (101.16 g/t) Au and 1.57 oz/t (53.77 g/t) Ag from 230.4-234.4 ft (70.2-71.5 m), and 4.0 ft (1.22 m) grading 9.22 oz/t (315.98 g/t) Au and 140.41 oz/t (4,814.02 g/t) Ag from 240.0-244.0 ft (73.2-74.4 m). This last interval contains 1.6 ft (0.49 m) grading 22.92 oz/t (785.74 g/t) Au and 310.94 oz/t (10,661.05 g/t) Ag from 242.4-244.0 ft (73.9-74.4m).

The surface drilling program at Hollister has also progressed substantially and has been enhanced by the addition and commissioning of Great Basin Gold's own diamond drill. Results and assays will be made available as they are received.

Ferdi Dippenaar, Great Basin Gold President and CEO commented "The past quarter has been one of many milestones both at our Hollister and Burnstone Projects, with good progress being made in both areas of development and exploration. With Feasibility Studies for both projects being completed, the teams are now focussing on delivering what we believe are two quality growth projects. With the increased level of activity, we expect the following six months to be just as exciting as the first half of the fiscal year."

Gernot Wober, P.Geo, a qualified person and V.P. Exploration of Great Basin Gold, is monitoring the programs on behalf of Great Basin Gold and has reviewed this news release.

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa . For more information on Great Basin and its projects, please visit Great Basin Gold's website at www.grtbasin.com or call Investor Services in South Africa at +27 (0) 11 884 1610 or within North America at +1-800-667-2114.

Samples collected from the Hollister Development Block Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.